Exhibit 99.1

Scorpio Bulkers Inc. Announces Availability of 2013 Annual Report on Form 20-F

MONACO -- (Marketwired) – April 3, 2014 -- Scorpio Bulkers Inc. (NYSE: SALT) (the "Company") announced today that its Annual Report on Form 20-F for the period from March 20, 2013 (date of inception) to December 31, 2013 has been filed with the Securities and Exchange Commission and can be accessed on the Company’s website www.scorpiobulkers.com  in the Investor Relations section under SEC Filings.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2013 audited financial statements, free of charge, by contacting the Company at:

Scorpio Bulkers Inc.
Attn: Investor Relations
150 E 58th Street
New York, NY 10155
Tel: +377-9798-5715 (Monaco), +1-646-432-1675 (New York)
E-mail: info@scorpiobulkers.com

Reports and other information regarding the Company are also available without charge at a website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has currently 17 time chartered-in dry bulk vessels (one Handymax, one Ultramax, three Supramax, four Panamax, six Kamsarmax and two Post-Panamax vessels) and has contracted and agreed to purchase 79 dry bulk vessels consisting of 28 Ultramax, 23 Kamsarmax and 28 Capesize vessels to be delivered starting from the second quarter of 2014 from shipyards in Japan, Korea, China and Romania. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 8.7 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

www.scorpiobulkers.com